UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.4)*

HARDINGE INC.
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
---------------------------------
(Title of Class of Securities)

412324303
-----------------------
(Cusip Number)

December 31, 2003

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1   (b)
[ ]  Rule 13d-1   (c)
[ ]  Rule 13d-1   (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 4 Pages

CUSIP No.	412324303       		Page 2 of 4 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	David L. Babson & Company Inc.
	04-1054788
----------------------------------------------------------------



2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization
	Massachusetts

 ----------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

5.	Sole Voting Power

          1,184,700
 	-----------------------------
6 	Shared Voting Power
	       29,850
      ----------------------------

 7	Sole Dispositive Power

	    1,214,550
  -----------------------------

8.	Shared Dispositive Power

       	0
--------------------------------

9.	Aggregate amount beneficially owned by each reporting person
		1,214,550
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
    	  13.71%
----------------------------------------------------------------
12.	Type of Reporting person
	IA

Page 3 of 4 Pages 					Cusip #: 412324303

SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

	HARDINGE, INC.





1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

ONE HARDINGE DRIVE
ELMIRA, NY  14902

ITEM 2(A):  NAME OF PERSON FILING:

	David L. Babson & Company Inc. ("DLB")

ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	One Memorial Drive
	Cambridge, Massachusetts  02142-1300

ITEM 2(C):  CITIZENSHIP:

	See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e) [X]  An investment advisor in accordance with
         Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)	AMOUNT BENEFICIALLY OWNED:  DLB, in its capacity as investment advisor, may be deemed the beneficial owner of 1,214,550 shares of common stock of the Issuer which are owned by investment advisory client (s).

(b)	PERCENT OF CLASS: 13.71%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.


Page 4 of 4 Pages				Cusip #:412324303

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable





ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

		Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

Dear Sir or Madam:

David L. Babson & Company Inc. is filing today a Schedule
13G through the EDGAR system as required by Section 240.13d-1 (b) to reflect a change in beneficial ownership of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by various investment advisory clients of David L. Babson & Company Inc., which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-3815.

Sincerely,




// Sandra L. Doyle //
   SANDRA L. DOYLE
     Compliance Officer